UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                   FORM U-9C-3

                      QUARTERLY REPORT PURSUANT TO RULE 58
                               September 30, 1998



                                  CINERGY CORP.
                             139 EAST FOURTH STREET
                             CINCINNATI, OHIO 45202



















*Inquiries concerning this Form U-9C-3 should be directed to:
                                                      Teresa A. Zauss
                                                      Cinergy Corp.
                                                      1000 East Main Street
                                                      Plainfield, Indiana  46168
                                                      (317) 838-1115


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                                TABLE OF CONTENTS


 Item                                                                    Page
Number                                                                  Number

  1      Organization Chart . . . . . . . . . . . . . . . . . . . . .      1
  2      Issuances and Renewals of Securities and Capital
           Contributions. . . . . . . . . . . . . . . . . . . . . . .      5
  3      Associate Transactions
           Part I - Transactions Performed by Reporting Companies on
             Behalf of Associate Utility Companies. . . . . . . . . .      6
           Part II - Transactions Performed by Associate Utility
             Companies on Behalf of Reporting Companies . . . . . . .      7
  4      Summary of Aggregate Investment. . . . . . . . . . . . . . .      8
  5      Other Investments. . . . . . . . . . . . . . . . . . . . . .      9
  6a     Financial Statements . . . . . . . . . . . . . . . . . . . .     10
  6b     Exhibits . . . . . . . . . . . . . . . . . . . . . . . . . .     10

         Signatures . . . . . . . . . . . . . . . . . . . . . . . . .     11



                           ITEM 1. ORGANIZATION CHART

                                                              Energy or
                                                             Gas-Related         Date of         State of
Name of Reporting Company                                      Company        Organization     Organization

(Indentation indicates subsidiary relationship)

Cinergy Corp. (Cinergy)
  Cinergy Investments, Inc. (Investments)

    Cinergy Supply Network, Inc. (Supply) (1)                Energy-Related     01/14/1998         Delaware


      Reliant Services, LLC (Reliant)* (2)                   Energy-Related     06/25/1998         Indiana

    Cinergy Capital & Trading, Inc. (Capital & Trading) (3)  Energy-Related     10/08/1992         Indiana


      CinCap IV, LLC (CinCap IV) (4)                         Energy-Related     12/03/1997         Delaware


      CinCap V, LLC (CinCap V)* (New) (5)                    Energy-Related     07/21/1998         Delaware


      Producers Energy Marketing, LLC                        Energy-Related     10/27/1995         Delaware
          (ProEnergy) (6)

      CinPower I, LLC (CinPower) (7)                         Energy-Related     06/12/1998         Delaware


    Cinergy Resources, Inc. (Cinergy Resources) (8)          Energy-Related     01/10/1994         Delaware


    Cinergy Engineering, Inc. (Engineering) (9)              Energy-Related     03/28/1997           Ohio


    Enertech Associates, Inc. (Enertech)* (10)               Energy-Related     10/26/1992           Ohio

    Cinergy Solutions, Inc. (Solutions)

      Cinergy Business Solutions, Inc.                      Energy-Related      04/06/1998         Delaware
         (Business Solutions)* (11)

      Trigen-Cinergy Solutions LLC (12)  (Trigen-Cinergy)    Energy-Related     02/18/1997         Delaware

      Trigen-Cinergy Solutions of Illinois L.L.C.* (13)      Energy-Related     04/17/1997         Delaware

      Trigen-Cinergy Solutions of Cincinnati LLC (14)        Energy-Related     08/29/1997          Ohio

      Trigen-Cinergy Solutions of Orlando LLC* (15)          Energy-Related     06/12/1998        Delaware



                     ITEM 1. ORGANIZATION CHART (Continued)

                                                                Percentage of
                                                                   Voting                      Nature of
Name of Reporting Company                                      Securities Held                 Business

(Indentation indicates subsidiary relationship)

Cinergy Corp. (Cinergy)
  Cinergy Investments, Inc. (Investments)

    Cinergy Supply Network, Inc. (Supply) (1)                       100%                  Utility Materials
                                                                                          Brokering Services

      Reliant Services, LLC (Reliant)* (2)                           50%                  Utility Facilities
                                                                                       Location and Construction
                                                                                               Services

    Cinergy Capital & Trading, Inc. (Capital & Trading) (3)         100%                 Marketing and Trading
                                                                                          Energy Commodities

      CinCap IV, LLC (CinCap IV) (4)                                100%                 Marketing and Trading
                                                                                          Energy Commodities

      CinCap V, LLC (CinCap V)* (New) (5)                           100%                 Marketing and Trading
                                                                                          Energy Commodities

      Producers Energy Marketing, LLC                               100%                 Marketing and Trading
          (ProEnergy) (6)                                                                 Energy Commodities

      CinPower I, LLC (CinPower) (7)                                100%                 Marketing and Trading
                                                                                          Energy Commodities

    Cinergy Resources, Inc. (Cinergy Resources) (8)                 100%                 Marketing and Trading
                                                                                          Energy Commodities

    Cinergy Engineering, Inc. (Engineering) (9)                     100%                 Engineering and Other
                                                                                          Technical Services

    Enertech Associates, Inc. (Enertech)* (10)                      100%                  Utility Management
                                                                                          Consulting Services

    Cinergy Solutions, Inc. (Solutions)

      Cinergy Business Solutions, Inc.                              100%                   Asset Management
         (Business Solutions)* (11)                                                            Services

      Trigen-Cinergy Solutions LLC (12)  (Trigen-Cinergy)            50%                      Preliminary
                                                                                            Development of
                                                                                         Qualifying Facilities

      Trigen-Cinergy Solutions of Illinois L.L.C.* (13)              49%                 Qualifying Facilities

      Trigen-Cinergy Solutions of Cincinnati LLC (14)                51%                     Chilled Water

      Trigen-Cinergy Solutions of Orlando LLC* (15)                  51%                     Chilled Water


                                        1




      Trigen-Cinergy Solutions of Boca Raton LLC* (New) (16) Energy-Related     09/04/1998        Delaware

      Trigen-Cinergy Solutions of St. Paul LLC* (New) (17)   Energy-Related     08/13/1998        Delaware

      Trigen-Cinergy Solutions of Tuscola LLC* (New) (18)    Energy-Related     08/21/1998        Delaware

    Cinergy-Cadence, Inc. (Cinergy-Cadence) (19)             Energy-Related     12/27/1989        Indiana

      Cadence Network LLC (Cadence) (20)                     Energy-Related     09/03/1997        Delaware

* Inactive


      Trigen-Cinergy Solutions of Boca Raton LLC* (New) (16)         51%                    Thermal Energy

      Trigen-Cinergy Solutions of St. Paul LLC* (New) (17)           49%                 Qualifying Facilities

      Trigen-Cinergy Solutions of Tuscola LLC* (New) (18)            49%                 Qualifying Facilities

    Cinergy-Cadence, Inc. (Cinergy-Cadence) (19)                    100%               Holds Investments' 33.3%
                                                                                          Ownership Interest
                                                                                               in Cadence

      Cadence Network LLC (Cadence) (20)                           33.3%                   Energy Management
                                                                                             Services and
                                                                                          Consulting Services

* Inactive


                                        2



                     ITEM 1. ORGANIZATION CHART (Continued)


(1)   Supply  brokers  transmission,   distribution  and  other  utility-related
      materials and services.

(2)   Reliant  was  formed  to  perform  underground   facilities  location  and
      construction services. Reliant remained inactive during the third quarter of 1998

(3) Capital & Trading markets and trades energy commodities at wholesale together with derivative commodity instruments. Capital & Trading also markets financial restructuring services with respect to existing "above market" wholesale energy contracts.

(4) CinCap IV was formed to purchase and sell electricity in connection with a transaction involving the restructuring of an existing wholesale power purchase agreement among non-affiliates relating to a wood-fired generating facility in the northeastern United States.

(5) CinCap V was formed in July 1998 to engage in marketing and trading of energy commodities in connection with a pending transaction involving the restructuring of certain wholesale power purchase obligations among non-affiliates. CinCap V did not have any activity during the third quarter of 1998.

(6) ProEnergy was acquired from Apache Corporation and Oryx Energy Company and is engaged in the marketing of natural gas.

(7) CinPower was formed to participate in certain aspects (relating to tax benefits) of the same transaction which CinCap IV was formed.

(8) Cinergy Resources is in the business of retail marketing of natural gas on a non-regulated basis to residential, industrial and commercial customers, primarily in the states of Ohio, Kentucky, and Indiana. In connection with its retail gas marketing business, Cinergy Resources acquires gas supplies and related transportation capacity to support such sales. Cinergy Resources also participates in a pilot program in Pennsylvania under which electric customers throughout the state will have the right to choose their electric supplier. Cinergy Resources began delivering power to Pennsylvania customers in December 1997.

(9) Engineering is in the business of marketing various utility-related engineering services.

(10) See Note 10 of the "Notes to Financial Statements" in "Part I Financial Information" in Cinergy's 1998 Form 10-Q for the quarter ended September 30 and Note 12d of Cinergy's 1997 Form 10-K for a discussion of certain litigation involving Enertech.

(11) Business Solutions was formed to market energy related asset management services to commercial and industrial customers. Business Solutions remained inactive during the third quarter of 1998.

      (12) Trigen-Cinergy is in the business of engaging in preliminary development of qualifying facilities and/or thermal energy facilities; specific projects are developed and held by special-purpose affiliates (like Trigen-Cinergy Solutions of Cincinnati, LLC).

                     ITEM 1. ORGANIZATION CHART (Continued)

(13) Trigen-Cinergy Solutions of Illinois L.L.C. has a contract with a customer to provide energy services, including cogeneration, steam, and compressed air, at the customer's manufacturing facility in Illinois.

(14) Trigen-Cinergy Solutions of Cincinnati LLC owns and operates a district cooling business in downtown Cincinnati, Ohio.

(15) Trigen-Cinergy Solutions of Orlando LLC was formed to develop, construct, operate, and maintain a district cooling business in the city of Orlando, Florida.

(16) Trigen-Cinergy Solutions of Boca Raton LLC was formed in September 1998 to develop, construct, finance, operate, and maintain certain thermal energy facilities to be located in Boca Raton, Florida and to sell associated thermal and other energy-related products and services.

(17) Trigen-Cinergy Solutions of St. Paul LLC was formed in August 1998 to develop, construct, finance, own, operate, and maintain certain energy facilities to be located in St. Paul, Minnesota and to sell associated electricity and thermal energy products and services.

(18) Trigen-Cinergy Solutions of Tuscola LLC was formed in August 1998 to develop, construct, operate, and maintain certain energy facilities to be located in Tuscola, Illinois and to sell associated electricity and thermal energy products and services.

(19) Cinergy-Cadence holds Investments' one-third ownership interest in Cadence.

(20) Cadence markets energy management and related consulting services to commercial customers that operate retail facilities in multiple locations across the country.



                              ITEM 2. ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS*


   Associate Company             Energy-Related Company                    Type of                      Net Change in
   Advancing Funds                  Receiving Funds                     Transaction              Borrowings/Contributions
                                                                                                       (in thousands)

  Investments                         Enertech                      Open account advance                  $   582

  Investments                        Engineering                    Open account advance                       19

  Investments                     Cinergy Resources                 Open account advance                      802

  Investments                     Capital & Trading                Open account repayment                 (11,217)

  Investments                          Supply                       Open account advance                      519

  Investments                      Cinergy-Cadence                 Open account repayment                    (472)

  Cinergy-Cadence                      Cadence                      Open account advance                      867

  Solutions                 Trigen-Cinergy Solutions LLC            Open account advance                      529

  Solutions          Trigen-Cinergy Solutions of Cincinnati LLC    Open account repayment                  (3,540)


* Item 2 excludes guarantees issued on behalf of energy-related companies by Cinergy or its subsidiaries totaling $242.6 million at September 30, 1998.



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



                                                   ITEM 3. ASSOCIATE TRANSACTIONS


Part I - Transactions Performed by Reporting Companies on Behalf of Associate Utility Companies

Reporting Company       Associate Utility Company        Types of          Direct        Indirect                        Total
    Rendering                  Receiving                 Services           Costs          Costs        Cost of          Amount
    Services                    Services                 Rendered          Charged        Charged       Capital          Billed
-----------------       -------------------------        --------          -------       --------       -------          ------


NONE



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

                                             ITEM 3. ASSOCIATE TRANSACTIONS (Continued)


Part II - Transactions Performed by Associate Utility Companies on Behalf of Reporting Companies

Associate Utility         Reporting Company          Types of            Direct        Indirect                         Total
Company Rendering             Receiving              Services             Costs          Costs        Cost of          Amount
    Services                   Services              Rendered            Charged        Charged       Capital          Billed
-----------------         -----------------          --------            -------       --------       -------          ------

NONE



                     ITEM 4. SUMMARY OF AGGREGATE INVESTMENT

                                                        September 30, 1998
                                                           (in thousands)

Investments in Energy-Related Companies:
  Total consolidated capitalization of Cinergy
    as of September 30, 1998                        $6,216,971
  Total capitalization multiplied by 15%                               932,546
  Greater of $50 million or total capitalization
    multiplied by 15%                                                  932,546
  Total current aggregate investment subsequent to
    March 24, 1997 (categorized by major line of
    energy-related business):
      Energy-related business category "i" (1)          13,156
      Energy-related business category "v" (2)         307,718
      Energy-related business category "vi" (3)         13,423
      Energy-related business category "vii" (4)         2,144
      Energy-related business category "viii" (5)        2,877
                                                       -------

        Total current aggregate investment                             339,518

  Difference between the greater of $50 million or 15%
    of capitalization and the total aggregate investment
    of the registered holding company system                          $593,228
                                                                      ========


(1) Rule 58 defines category "i" as the rendering of energy management services and demand-side management services.


(2)   Rule 58 defines  category  "v" as the  brokering  and  marketing of energy
      commodities,   including  but  not  limited  to  electricity,  natural  or manufactured gas and other combustible fuels.


(3) Rule 58 defines category "vi" as the production, conversion, sale and distribution of thermal energy products, such as process steam, heat, hot water, chilled water, air conditioning, compressed air and similar products; alternative fuels; and renewable energy resources; and the servicing of thermal energy facilities.


(4) Rule 58 defines category "vii" as the sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction; maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and remediation.


(5) Rule 58 defines category "viii" as the development, ownership or operation of "qualifying facilities," as defined under the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"), and any integrated thermal, steam host, or other necessary facility constructed, developed or acquired primarily to enable the qualifying facility to satisfy the useful thermal output requirements under PURPA.



                                                     ITEM 5. OTHER INVESTMENTS


Major Line of Energy-Related                Other Investment in Last       Other Investment in this      Reason for Difference in
          Business                               U-9C-3 Report                  U-9C-3 Report                Other Investment
                                                                                (in thousands)

NONE




                    ITEM 6. FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements

Filed pursuant to Rule 104(b) on a confidential basis.

(b)  Exhibits

None

                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Cinergy Corp. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                       Cinergy Corp.
                                                        Registrant

Dated:  November 25, 1998


                                           By    /s/ John P. Steffen
                                                     John P. Steffen
                                                  Duly Authorized Officer
                                                            and
                                                 Chief Accounting Officer

With the above signature, I also hereby certify that the corresponding report on Form U-9C-3 for the second quarter of 1998 was filed with Cinergy Corp's interested state commissions whose names and addresses are listed below.

The Public Utilities Commission of Ohio
Craig Glazer, Chairman
180 East Broad Street
Columbus, OH 43266

Indiana Utility Regulatory Commission
William D. McCarty, Chairman
302 W. Washington Street, Suite E306
Indianapolis, IN 46204

Kentucky Public Service Commission
B. J. Helton, Chairman
P.O. Box 615
Frankfort, KY 40602


                                       11